UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CASH TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share.

(Title of Class of Securities)

147910 10 3 (CUSIP Number)

August 23, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 147910 10 3

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Ejada Limited Partnership: 39-1807793 Ejada Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5. Sole Voting Power 0 6. Shared Voting Power 238,632 (see Note 1) 7. Sole Dispositive Power 0 8. Shares Dispositive Power 238,632 (see Note 1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 238,632 (see Note 1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) Ejada Limited Partnership: PN

1.	Ejada Limited Partnership is the record owner of listed securities. Mr. Eric Butlein and Ms. Jayne Butlein are the General Partners of Ejada Limited Partnership. Includes 500 shares of Common Stock owned by Tikkun Olam Foundation, Inc., of which Mr. Butlein is the President and over which Ejada exercises no voting or dispositive powers.

Page 2 of 7 pages

CUSIP No. 147910  10  3

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Eric Butlein

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5. Sole Voting Power 500 6. Shared Voting Power 238,132 (see Note 1) 7. Sole Dispositive Power 500 8. Shared Dispositive Power 238,132 (see Note 1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 238,632 (see Note 1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) Eric Butlein: IN

1.	Ejada Limited Partnership is the record owner of listed securities. Mr. Eric Butlein and Ms. Jayne Butlein are the General Partners of Ejada Limited Partnership. Includes 500 shares of Common Stock owned by Tikkun Olam Foundation, Inc., of which Mr. Butlein is the President.

Page 3 of 7 pages

CUSIP No. 147910 10 3

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jayne Butlein

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5. Sole Voting Power 0 6. Shared Voting Power 238,632 (see Note 1) 7. Sole Dispositive Power 0 8. Shares Dispositive Power 238,632 (see Note 1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 238,632 (see Note 1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) Jayne Butlein: IN

1.	Ejada Limited Partnership is the record owner of listed securities. Mr. Eric Butlein and Ms. Jayne Butlein are the General Partners of Ejada Limited Partnership. Includes 500 shares of Common Stock owned by Tikkun Olam Foundation, Inc., of which Mr. Butlein is the President and over which Ejada exercises no voting or dispositive powers.

Page 4 of 7 pages

Item 1(a)	Name of Issuer CASH TECHNOLOGIES, INC.

1(b)	Address of Issuer’s Principal Executive Offices

1434 West 11th Street, Los Angeles, CA 90015

Item 2(a)	Name of Person Filings

Eric Butlein, Jayne Butlein and Ejada Limited Partnership (collectively, “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

9303 N. Valley Hill Road, Milwaukee, WI 53217

Item 2(c)	Citizenship

U.S.

2(d)	Title of Class of Securities

Common Stock, par value $.001 per share.

2(e)	CUSIP Number: 147910 10 3

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

238,632 (see Note 1)

(b) Percent of Class:

6.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 238,632 (see Note 1)

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 238,632 (see Note 1)

Page 5 of 7 pages

Item 5	Ownership of Five Percent or Less of a Class
N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7	Identification and Classification of the subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8	Identification and Classification of Members of the Group
The members of the Group for the purposes of this Schedule 13G are: Mr. Eric Butlein, Ms. Jayne Butlein and Ejada Limited Partnership.

Item 9	Notice of Dissolution of Group
N/A

Item 10.	Certification

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits. Exhibit 1 –	Joint Filing Agreement, dated July 30, 2003, among Eric Butlein, Jayne Butlein and Ejada Limited Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2003		July 25, 2003		July 25, 2003
Date		Date		Date

EJADA, LIMITED PARTNERSHIP

By:	/s/ ERIC BUTLEIN	By:	/s/ JAYNE BUTLEIN	By:	/s/ ERIC BUTLEIN
	Signature				Eric Butlein, General Partner

ERIC BUTLEIN		JAYNE BUTLEIN
Name and Title		Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is singed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The same and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 7 pages